
FNB

We're the people you know.

Talk with Us. Bank with Us. Invest with Us.

FNB CORPORATION **2004** ANNUAL REPORT

CONVENIENT LOCATIONS


ROANOKE
GILES
BEDFORD
BLAND
PULASKI
MONTGOMERY
WYTHE
FLOYD
Richmond

2004 HIGHLIGHTS

Years Ended December 31, 2004 and 2003

Dollar amounts in thousands except per share data	**2004**	2003	% Change
Total Assets	**$1,396,116**	$1,326,811	5.2
Total Deposits	**1,124,267**	1,048,802	7.2
Loans (Net of Unearned Income)	**1,103,470**	999,888	10.4
Net Income	**14,247**	12,932	10.2
Shareholders	**1,860**	1,895	(1.8)
Total Personnel	**470**	462	1.7
Per Share Data:			
Basic Earnings	**1.96**	2.03	(3.4)
Book Value	**20.63**	19.57	5.4

CORPORATE PROFILE

FNB CORPORATION IS ONE OF THE LARGEST PUBLICLY HELD COMMERCIAL BANK HOLDING COMPANIES BASED IN THE COMMONWEALTH OF VIRGINIA, WITH NEARLY $1.4 BILLION IN ASSETS. THROUGH THE ACTIVITIES OF ITS AFFILIATES, FIRST NATIONAL BANK, FNB SALEM BANK & TRUST, AND BEDFORD FEDERAL SAVINGS BANK, FNB CORPORATION OPERATES 26 FULL-SERVICE BRANCH OFFICES, AND TWO LOAN PRODUCTION OFFICES, ONE OF WHICH IS A WHOLESALE MORTGAGE OFFICE LOCATED IN GREENVILLE, SOUTH CAROLINA. SERVICES ARE ALSO PROVIDED AROUND THE CLOCK THROUGH THE NETWORK OF MORE THAN 50 AUTOMATED TELLER MACHINES, FNB X-PRESS PHONE BANKING, AND FNB ONLINE BANKING.



Kendall O. Clay
Chairman, Board of Directors
FNB CORPORATION



William P. Heath, Jr.
President & CEO
FNB CORPORATION

Letter to Shareholders

The test of a successful corporation is its ability to provide investors with an attractive return in a variety of market conditions. At FNB Corporation, we are committed to realizing this goal and enhancing shareholder value by remaining a leading, independent community bank holding company, serving Southwest and Central Virginia.

To increase long-term profitability, FNB Corporation has broadened its base from its roots in the New River Valley. We have expanded into surrounding areas that have welcomed FNB as a company focused on delivering high-quality customer service and innovative products through a community bank network.

In 2004, we worked to achieve uniformity in products and consistency in delivery across all our markets. We also began formulating strategies to make ours the community banks of choice in the Roanoke Valley and Central Virginia.

WE'RE THE PEOPLE YOU KNOW AND THE PEOPLE WHO KNOW YOU

One of the realities of the financial services industry is that it is a people business. People helping people is what we do. Our greatest strength is our direct connection to the community and the local relationships we cultivate. Community banks can be responsive to the financial needs of each individual and business customer they serve. That is why we can say to FNB customers, "We're the people you know, and the people who know you. Talk with us. Bank with us. Invest with us."

OUR 2004 RESULTS

FNB demonstrated again that it can hold its own during any economic cycle. Even though secondary market mortgage volume and earnings declined, this decline was more than offset by growth and earnings from its core banking business. FNB was able to achieve strong loan and deposit growth of 10.9 percent and 7.2 percent, respectively.

FNB's loan growth can be credited in part to cultivating relationships with builders and developers. We had an outstanding year for acquisition and development loans, and participated in a wide range of diversified commercial projects—from Kent Square, a mixed-use retail, office, residential, and parking project in downtown Blacksburg; to EPMARK, affordable retirement communities in the Roanoke Valley and Forest.

Running a minor league baseball team like the Salem Avalanche is a 12-month job. That's why FNB has joined the Avalanche team, serving as its major contributing sponsor as well as its primary bank. On a summer night in June, there's no better place to be than Salem Memorial Stadium.







Mary Tabor, SVP/Manager, Commercial Banking, is typical of the FNB employees who serve as volunteer teachers for Junior Achievement of Southwest Virginia. Her dedication to public service is just an extension of her commitment to provide financial services that improve the quality of life for people in our communities.

We're the people you know.

At the same time, FNB's nonperforming asset ratio continued to compare favorably to peers. The soundness of our loan portfolio can be attributed to the knowledge and dedication of our lenders and the teamwork among departments across all affiliates.

UNIFYING AND STRENGTHENING OUR AFFILIATES

At FNB Corporation, we understand that improvement cannot occur without change. Achievements in the year 2004 reinforced that reality.

In 2004, First National Bank continued to enjoy a position of prominence in the New River Valley, with a market share of over 40 percent. We will never take for granted the many customers and friends that brought us to this point.

At the same time, we realize that our ability to continue providing a high level of service to our New River Valley customers requires us to grow. Over the past few years, FNB Corporation acquired Southwest Virginia Savings Bank and Salem Bank & Trust (now FNB Salem Bank & Trust), as well as Bedford Federal Savings Bank (recently converted from a thrift to a national bank). FNB has been able to build on the success of these affiliates by expanding their product lines to include an array of commercial loan and deposit products, brokerage and trust services, online banking, and more. In 2004, deposits grew nearly 9 percent in new markets.

In supporting our affiliates in the Roanoke Valley and in Central Virginia, we remained true to FNB's vision of community banking. We maintained our commitment to local authority in customer contact and product delivery, which has always been at the foundation of our success and in the best interests of our shareholders and communities. At FNB, we draw a sharp distinction between standardizing processing and operations to enhance efficiency, and maintaining strong community banks. Our empowered, knowledgeable bankers provide personal service to customers they welcome into their offices every day.

We are taking steps to strategically position FNB in the Roanoke Valley and Central Virginia markets. Opening our award-winning branch on the Roanoke City Market is a case in point. It is centrally located in an exciting area of downtown Roanoke with excellent foot traffic.

Site selection is ongoing. Our priority is to design facilities that reflect commitment to a community presence in each locality. Expanding FNB's market presence will require additional investment, but is an essential component of the corporate strategy to increase long-term shareholder value.


wb Warm Hearth Village
provided in part by
NATIONAL BANK



After almost 100 years serving Southwest Virginia, we know how much the people of our region cherish their independence, regardless of age. That's why First National Bank made it a priority to contribute to a new minibus for Warm Hearth Village. Now the residents of this nonprofit senior living community in Blacksburg can pursue their daily activities without having to depend on others.

Talk with Us. Bank with Us. Invest With Us.

The changes and investments we have made and plan to make will enable us to continue our momentum.

AVENUES FOR FUTURE GROWTH

In 2004, we adopted an "open-door" management style and strengthened our management team. We now benefit from input from all affiliates, all levels of management, and the Board of Directors, who participate actively and effectively in developing strategies for growth and profit.

As we look to the future, we see a number of opportunities for growth. We will build on current relationships by providing additional products and services to valued customers. We will welcome new customers who are interested in banking where they receive the time, attention, and expertise they deserve.

We are implementing a customer relationship management system to provide all employees with complete information at the point of contact in order to serve our customers more effectively.

We are also evaluating opportunities to promote our brand across the region. We believe that there is tremendous potential in our 100-year history, our commitment to community banking, and the quality of service we offer.

In all our efforts, we are aided by an excellent team—highly competent, highly motivated, and dedicated to the values that have characterized FNB since the inception of its first bank a century ago.

"We're the people you know, and the people who know you. Talk with us. Bank with us. Invest with us."

Kendall O. Clay *Chairman, Board of Directors*
FNB CORPORATION

William P. Heath, Jr. *President & CEO*
FNB CORPORATION



Kent Square is an innovative mixed-use retail, office, residential, and parking project in the heart of downtown Blacksburg. We provided financing for this project, not simply because of its growth potential, but because we understand the importance of sustaining vibrant downtown commercial districts.



FNB

Our employees are deeply involved in community organizations. Tom Loflin, VP, Commercial Banking, believes in the power of sports to build character in young people. As a long-time coach of the New River United Soccer Association and a member of its board, he contributes an average of 250 hours to the association annually.

We're the people you know.



FNB

OUR SINCERE APPRECIATION

FNB Corporation would like to thank Mr. Clark Owen, Jr. and Mr. Sonny Tarpley for their service as members of the FNB Corporation and Salem Bank & Trust Boards of Directors. They were instrumental in making our mergers with Salem Bank & Trust and Southwest Virginia Savings Bank so successful.



As president and CEO, Clark Owen guided Salem Bank & Trust since its inception in 1978 and created an institution that had $233 million in assets when it merged with FNB Corporation in 2001. He serves on the board of the Salem/Roanoke County Food Pantry and is an enthusiastic supporter of Junior Achievement. Mr. Owen retired from the bank this year, as well as from the bank and FNB Corporation boards.



Sonny Tarpley, a veteran banker and native of the Salem area, served for almost three decades as executive vice president of Salem Bank & Trust and succeeded Clark Owen as president and CEO. Active in community affairs, he has been mayor of Salem for the past eight years. Following his retirement from the bank and FNB Corporation's board, Mr. Tarpley will continue to serve on the FNB Salem Bank & Trust Board of Directors.

CORPORATE DIRECTORY

2004 Annual Report

Annual Meeting:
The Annual Meeting of Shareholders will be held on Tuesday, May 10, 2005 at 2:00 p.m. at The Event Centre, 1655 Roanoke Street, Christiansburg, Virginia. The proxy and proxy statement were mailed to shareholders of record on or about March 31, 2005.

Corporate Headquarters:
FNB Center
105 Arbor Drive
P.O. Box 600
Christiansburg, Virginia 24068-0600

Internet Banking Address:
www.fnbonline.com

Common Stock:
The common stock of FNB Corporation trades on the Nasdaq Stock Market under the symbol of FNBP (CUSIP 302930102).

Independent Auditor:
Brown, Edwards & Company, L.L.P
1815 Jefferson Street
P.O. Box 1697
Bluefield, West Virginia 24701
(304) 325-8157

For Trading Information, Contact:

Lawrence E. Bowman	(540) 381-6693
Alan E. Saunders	(540) 378-1565
Michael T. Whitmore	(540) 394-6981
Rhonda L. Frazier	(540) 394-6909
Brecc K. Avellar	(540) 394-6895
Herb M. Bennett	(540) 587-3184

First National Bank
FNB Salem Bank & Trust
Bedford Federal Savings Bank

For Financial Information, Contact:
Daniel A. Becker
Chief Financial Officer
FNB Corporation
(540) 381-6758

For Shareholder Information, Contact:
Christine L. Lewis
Corporate Secretary
FNB Corporation
(540) 382-6042

For Transfer Agent Information, Contact:
Registrar & Transfer Company
10 Commerce Drive
P.O. Box 1010
Cranford, New Jersey 07016
(800) 368-5948

For Corporate Governance Information, Contact:
Duane E. Mink
General Counsel
FNB Corporation
(540) 381-6700

Or visit our website at www.fnbonline.com. Select "Investor Relations" and then "Corporate Governance."

Equal Opportunity Employer
FNB Corporation, First National Bank, FNB Salem Bank & Trust, and Bedford Federal Savings Bank are equal opportunity employers. All matters regarding recruiting, hiring, training, compensation, employee benefits, promotions, transfers, and all other personnel policies will continue to be free from discriminatory practices.

BOARD OF DIRECTORS LISTING

FNB Corporation
Kendall O. Clay, *Chairman*
Hugh H. Bond
Douglas Covington
Beverley E. Dalton
Daniel D. Hamrick
William P. Heath, Jr.
F. Courtney Hoge
Steven D. Irvin
Harold K. Neal
Raymond D. Smoot, Jr.
Charles W. Steger
Carl E. Tarpley, Jr.
Jon T. Wyatt

First National Bank
Raymond D. Smoot, Jr., *Chairman*
William P. Heath, Jr.
Carl N. McNeil
R. Bruce Munro
Joseph L. Sheffey
Barbara M. Stafford
William M. Sterrett, Jr.
Joe J. Thompson
H. Earnest Wade

Director Consultant
B.L. Rakes

FNB Salem Bank & Trust
B.L. Rakes, *Chairman*
Eugene M. Bane, Jr.
James H. Brock
Glen C. Combs
Truman R. Dorton
Greg W. Feldmann
H. Morgan Griffith
Rose M. Hagen
William P. Heath, Jr.
Michael M. Kessler
Gladys C. O'Brien
Carl E. Tarpley, Jr.
Barbara C. Weddle

Bedford Federal Savings Bank
Hugh H. Bond, *Chairman*
Jennie T. Allman
Harry W. Garrett, Jr.
William P. Heath, Jr.
Harold K. Neal
William P. Pickett
William T. Powell
Macon C. Putney
D.W. Shilling

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FNB

FNB CORPORATION